UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 8 September, 2010

ASX & MEDIA RELEASE
8 SEPTEMBER, 2010

NOVOGEN AGREES TO SELL ITS INTELLECTUAL PROPERTY PORTFOLIO TO ITS SUBSIDIARY MARSHALL EDWARDS

Sydney Australia and San Diego California – 8 September, 2010 – Novogen Limited (ASX: NRT; NASDAQ: NVGN) today announced that it has reached agreement in principle with its subsidiary Marshall Edwards, Inc. (Nasdaq: MSHL), an oncology company focused on the clinical development of novel anti-cancer therapeutics, to acquire Novogen’s entire isoflavone-related intellectual property portfolio in a stock-based transaction.  Specific terms of the proposed agreement were not disclosed.

Novogen’s Chairman Philip Johnston said that this transaction is consistent with the Company’s strategy of strengthening Marshall Edwards as the best vehicle to exploit the isoflavone technology.  “Success for Marshall Edwards will flow back to Novogen through its substantial shareholding in that company”.

“We believe this is another important milestone for Marshall Edwards,” said Daniel P Gold, PhD President and Chief Executive Officer of Marshall Edwards.  “The proposed transaction would enable us to maximise the value of the assets we already have under development as well as explore other potential product candidates within the portfolio.”

Marshall Edwards currently has licensed rights from Novogen for oncology drug candidates phenoxodiol, triphendiol, NV-143 and NV-128.

The agreement in principle was negotiated by an independent subcommittee of the Board of Directors of both companies.  The closing of the transaction is subject to, among other things, due diligence, the execution of a definitive agreement, an independent fairness opinion and shareholder approvals.

About Novogen

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  The Company has a Consumer Healthcare business, a Pharmaceutical Division developing a range of oncology therapeutics from its proprietary flavonoid synthetic chemistry technology platform as well as an investment in glucan technology through Glycotex, Inc.  More information the Novogen Group of companies can be found at www.novogen.com.

About Marshall Edwards

Marshall Edwards, Inc. (NASDAQ: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics. These derive from an investigational isoflavone technology platform, which has generated a number of novel compounds with anti-proliferative tumour activity.  Specifically these compounds are believed to interact with specific enzyme targets resulting in an inhibition of tumour cell metabolism.  The Company’s oncology drug candidates include triphendiol, NV-143 and NV-128. For more information, please visit www.marshalledwardsinc.com.